This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Entourage Mining Ltd.
Suite 614 - 475 Howe Street
Vancouver, British Columbia
V6E 2B3

Item 2: Date of Material Change

November 18, 2005

Item 3: Press Release

A press release was issued on November 18, 2005 in Vancouver, British Columbia

Item 4: Summary of Material Change

The Company has revised its interest in the Hatchet Lake Properties by way of entering into agreements with a number of parties as described below and in the exhibits hereto.

Item 5: Full Description of Material Change

The Company has entered into the following agreements:

1.	A new option agreement with United Carina (the “New Hatchet Lake Option Agreement”); and
2.	An agreement by which the Company is assigned all of CMKM Diamonds, Inc. Diamonds, Inc.’s (“CMKM Diamonds, Inc.”) interest in the Hatchet Lake Property (the “Hatchet Lake Assignment Agreement”)

The Company had previously acquired an option to earn up to a 10% interest in and to the Hatchet Lake Property from CMKM Diamonds, Inc. and CMKM Diamonds, Inc. had the right to participate as to 10% in Entourage’s Black Warrior project in Nevada. Under the terms of the New Hatchet Lake Option Agreement with United Carina and CMKM Diamonds, Inc. which supersedes and replaces the Company’s previous agreements with United Carina and CMKM Diamonds, Inc., the Company is granted the exclusive option to acquire an undivided 50% beneficial right, title and interest in and to the Hatchet Lake Property in consideration of the following payments and work commitments by Entourage:

(a)	a cash payment, on or before November 15, 2005, of $220,000 paid by Entourage to United Carina; and

(b)	by making the following exploration expenditures on the Property:

	(i)	on or before December 31, 2005, $100,000;
	(ii)	on or before February 1, 2006, an additional $300,000;
	(iii)	on or before November 15, 2006, an additional $450,000; and
	(iv)	on or before November 15, 2007, an additional $450,000.

The New Hatchet Lake Option Agreement may be subject to its acceptance for filing with the TSX-Venture Exchange as United Carina is a company listed on the TSX-Venture Exchange.

Under the terms of the Hatchet Lake Assignment Agreement, the Company has agreed to issue to CMKM Diamonds, Inc., total of 15,000,000 shares (the “Shares”) of its common stock in exchange for CMKM Diamonds, Inc.’s assignment of all of its interest in and to the Hatchet Lake Property.

The Hatchet Lake Property is prospective for uranium. The Hatchet Lake Property is comprised of 4 claims totaling 16,951 hectares in the Hatchet Lake area of Saskatchewan, Canada. No NI 43-101 report has been completed on the Hatchet Lake Property and the property is at the exploration stage only.

The New Hatchet Lake Option Agreement, a list of the Hatchet Lake claims, the Hatchet Lake Assignment Agreement and amendments to both of the agreements are attached as Exhibits to this material change report.

Item 6: Reliance on section 85 (2) of the Act

The Report is not being filed on a confidential basis.

Item 7: Omitted Information

N/A

Item 8: Senior Officers

Gregory F. Kennedy President and Director Tel: 604-669-4367

Item 9: Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

Date: November 18, 2005

Place: Vancouver

“Gregory F. Kennedy”
Gregory F. Kennedy, Director

ENTOURAGE MINING LTD.
Suite 614 - 475 Seymour Street
Vancouver, British Columbia
Canada V6B 3H7

October 20, 2005

United Carina Resources Corp.
Suite 105-111 Research Drive,
Saskatoon, Saskatchewan, S7N 3R2

Attention: Mr. Rick Walker

Dear Mr. Walker:

Re:	Option to acquire a fifty (50%) percent interest in the Hatchet Lake Property in Saskatchewan, a prospective uranium property

This agreement (the "Agreement") sets forth the terms and conditions of our agreement whereby Entourage Mining Ltd. (“Entourage") will have the option to purchase up to a 50% beneficial right, title and interest in and to a prospective uranium property located in the Hatchet Lake area of Saskatchewan (the "Hatchet Lake Property" or the “Property”) (as more particularly described in Schedule “A” hereto) from United Carina Resources Corp.

In consideration of the sum of $10.00 paid by Entourage to United Carina, the receipt and sufficiency of which is hereby acknowledged, and for other good and valuable consideration, the parties hereto agree as follows:

1.	GRANT OF OPTION

1.1

United Carina hereby grants to Entourage the exclusive option to acquire an undivided 50% beneficial right, title and interest in and to the Property in consideration of the following payments and work commitments by Entourage:

	(a)	a cash payment, on or before November 15, 2005, of $220,000 paid by Entourage to United Carina; and

	(b)	by making the following exploration expenditures on the Property:

		(i)	on or before December 31, 2005, $100,000;
		(ii)	on or before February 1, 2006, an additional $300,000;
		(iii)	on or before November 15, 2006, an additional $450,000; and
		(iv)	on or before November 15, 2007, an additional $450,000.

1.2

The exploration expenditures in section 1.1(b) above are not to be made by Entourage as United Carina is acting as Operator on the Property and instead are satisfied by Entourage providing the funds for the exploration to United Carina on or before the due dates given in section 1.1(b).

1.3

Upon payment of the $220,000 cash payment in section 1.1(a) above and completion of the expenditures in section 1.1(b)(i) to (iii), Entourage will have exercised the Option as to a twenty-five (25%) interest in the Property.

1.4

Upon payment of the $220,000 cash payment in section 1.1(a) above and completion of all of the expenditures in section 1.1(b), Entourage will have exercised the Option as to a total fifty (50%) interest in the Property (being the interest Entourage earned in section 1.3 above together with an additional 25% interest).

2.	REPRESENTATIONS AND WARRANTIES

2.1	Entourage represents and warrants to United Carina that:

(a)

Entourage was duly incorporated under the laws of the Province of British Columbia, is a reporting issuer in that jurisdiction, is validly subsisting and in good standing under the laws of the Province of British Columbia, and has all requisite power and capacity to carry out its obligations under this Agreement;

(b)

the execution and delivery of this Agreement and the performance by Entourage of its obligations hereunder does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under, any of the terms of its incorporating documents or any agreement or instrument to which Entourage is a party;

	(c)	this Agreement has been or will be authorized by all necessary corporate action on the part of Entourage;

(d)

Entourage is in good standing with the British Columbia Securities Commission and all other regulatory and statutory bodies which have jurisdiction over its affairs and will remain in good standing with all relevant regulatory and statutory bodies from the term of this Agreement;

(e)

There are no actions, suits, proceedings or investigations in progress, pending or, to the knowledge of Entourage and its directors and officers, threatened, against or affecting Entourage, at law or in equity, before any court, arbitrator, regulatory body or federal, provincial, state, municipal or regional government or governmental authority, including any department, commission, board, bureau, administrative agency or similar body, domestic or foreign, which may materially adversely affect Entourage or its financial condition or any other action taken or to be taken by Entourage pursuant to or in connection with this Agreement;

	(f)	There is no adverse material information with respect to Entourage which has not been generally disclosed;

3

(g)

During the period between the execution of this Agreement and Closing, the business affairs of Entourage will be conducted in a commercially reasonable manner and all reasonably necessary efforts shall be made to preserve intact the business of Entourage, its relationships with third parties, and the services of its existing officers, employees, and directors.

2.2	United Carina represents and warrants to Entourage that:

(a)

United Carina beneficially owns any and all rights to the Property including registered title as the original staker with the Province of Saskatchewan, subject to its agreements with Entourage and with CMKM Diamonds, Inc., and amendments thereto (the “2004 Agreements);

(b)

other than the 2004 Agreements, there are no outstanding agreements or options to acquire or purchase any interest in the Property, and no person other than United Carina has any royalty or other interest whatsoever in the Property;

(c) entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any agreement or instrument to which United Carina is a party;

(d)

United Carina has due and sufficient right and authority to enter into this Agreement in accordance with this Agreement, and this Agreement has been or will be authorized by all necessary action on the part of United Carina;

(f)

United Carina will act as Operator of the Property during the term of this Agreement and will carry out its work and obligations as Operator in a workmanlike fashion, in accordance with industry standards including industry standards for any remedial or environmental or reclamation work to be completed on the Property.

2.3

United Carina represents and warrants to Entourage that, other than the 2004 Agreements, there are no outstanding agreements or options to acquire or purchase any interest in the Property, and no person has any royalty or other interest whatsoever in the Property (save and except that which is created in this Agreement and that which vests in United Carina itself).

2.4	It will seek and obtain any and all necessary approvals to this Agreement from the TSX- Venture Exchange.

3.	COVENANTS OF ENTOURAGE

3.1	Entourage covenants and agrees with United Carina that:

(a) Entourage will ensure that any disclosure documents will constitute full, true and plain disclosure of all material facts relating to Entourage as required under

4

applicable securities laws; and

(b)

Entourage will maintain its status as a reporting issuer under the securities laws of British Columbia and will continue to be in compliance with its obligations under section 85 of the Securities Act (British Columbia) and the Rules thereunder without default under such provisions from the date hereof up to and including six months after the Closing.

4.	PAYMENT OF FUNDS TO UNITED CARINA

4.1

Payments made to United Carina by Entourage hereunder may be made by certified cheque, money order or wire transfer to an account designated by United Carina and will be deemed to have been made on the date that a certified cheque or money order is sent to United Carina or the date that a wire transfer is sent by Entourage.

4.2	The payment dates in sections 1.1(a) and 1.1(b) above can be waived, extended or amended at any time by mutual agreement of the parties hereto.

5.	CONDITIONS TO THE OBLIGATIONS OF ENTOURAGE

5.1	The obligations of Entourage herein are expressly subject to satisfactory due diligence investigations of United Carina and the Property to be completed on or before October 21, 2005.

5.2	The obligations of United Carina herein are expressly subject to this Agreement’s acceptance for filing with the TSX-Venture Exchange.

5.3

The obligations of both United Carina and Entourage herein are expressly subject to consent of CMKM Diamonds, Inc. (“CMKM”) to the Agreement and the concurrent execution of an assignment agreement between CMKM and Entourage whereby Entourage assumes all of CMKM’s interest in and to the Hatchet Lake Property under the terms of CMKM’s agreement with United Carina dated October 23, 2004.

5.4	Nothing in this Agreement shall be construed as an admission by United Carina that either Entourage or CMKM, prior to the execution hereof, was in good standing under the terms of the 2004 Agreements.

5.5

The obligations of Entourage herein are expressly subject to Entourage securing, on or before October 28, 2005, a minimum of US$1,050,000 in equity financing with which to finance its working capital and other obligations, including its obligations under sections 1.1(a) and (b) above.

6.	RIGHTS AND OBLIGATIONS OF THE PARTIES

6.1	Upon execution of this Agreement, Entourage shall take all reasonable steps to:

(a) gain, prior to Closing, such approvals to this Agreement as may be required from

5

Entourage, its shareholders and from regulatory and statutory authorities having jurisdiction (if any);

	(b)	at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of United Carina hereunder; and

(c)

provide to United Carina and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to Entourage which are in the care, control and possession of Entourage.

6.3	Upon execution of this Agreement, United Carina shall take all reasonable steps to:

	(a)	at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of Entourage hereunder; and

(c)

provide to Entourage and its designated representatives (including legal counsel) any and all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to the Property which are in the care, control and possession of United Carina.

6.4

This Agreement is an option only. Nothing in this Agreement, until Closing, will be deemed to create between the parties hereto a joint venture, partnership or other form of relationship save and except that, upon Closing, the parties will enter into a joint venture agreement in accordance with the terms of section 7.4 below.

7.	CLOSING

7.1

The closing of the exercise of the Option to acquire a fifty (50%) percent interest in the Property (the "Closing") shall occur within thirty (30) days of the date on which Entourage provides notice to United Carina, in writing, that it has made all payments in sections 1.1(a) and 1.1(b).

7.2

Upon Closing, United Carina shall complete any and all filings with the Province of Saskatchewan necessary to transfer registered title to fifty (50%) percent of the Property to Entourage, provided that such an interest can be registered.

7.3

Upon Closing, the parties hereto, and any other parties with an interest in the Property, shall enter into a joint venture agreement by which their future exploration and development of the Property will be governed. The terms of this joint venture agreement will require that each party to it contribute, pro-rata according to their interest in the Property, to future expenditures and work on the Property and the other terms of the joint venture agreement will be substantially in accordance with usual industry terms and conditions of joint venture agreements.

6

8.	MISCELLANEOUS

8.1

Any notice to be required or permitted hereunder will be in writing and delivered by hand delivery, facsimile transmission, or prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party at the address specified below, or to such other address as either party may give to the other for that purpose. The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail as aforesaid, will be the date on which the notice, demand or other communication is actually received by the addressee.

If to Entourage:

Suite 614 – 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3

Fax: (604) 669-4368

If to United Carina:

_______________________

_______________________

_______________________

8.2	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and permitted assigns.

8.3	Each of the parties hereto agrees that it shall be responsible for its own legal expenses and disbursements relating to this Agreement.

8.4

Save and except as concerns applicable laws of the Province of Saskatchewan concerning title to and transfer of mineral claims, this Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the parties agree to attorn to the courts thereof.

8.5	All dollar figures in this Agreement are given in valid currency of Canada, unless otherwise specified.

8.6	This Agreement may be executed by facsimile and in counterpart.

8.7	All amendments to this Agreement must be in writing and signed by all of the parties hereto.

7

8.8	The interests, rights and obligations of the parties herein may not be assigned, sold, transferred or otherwise conveyed without the express written consent of the parties hereto.

8.9	The parties hereto acknowledge that CD Farber Law Corp. represents Entourage in the preparation and negotiation of this Agreement and United Carina has been advised to seek independent legal advice.

8.10	The term of this Agreement shall be for a period of five (5) years at which time this Agreement, and the Option granted hereunder, shall terminate if the Option has not been exercised.

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing a copy of this Agreement in the space provided below turning the same to us at your earliest convenience. Upon your execution thereof, this Agreement will constitute a legal and binding agreement subject to its terms.

Yours truly,
ENTOURAGE MINING LTD.

“Gregory F. Kennedy”
________________________
Authorized Signatory

The terms of the Agreement above are hereby read, understood, acknowledged and accepted by the undersigned effective the 20th day of October, 2005.

“Rick Walker”
________________________
UNITED CARINA RESOURCES CORP.

8

SCHEDULE “A”

UNITEDCARINA
Disp_Num	Status	Owner	Location	Size/Hectares	NTS Area	Effective Date
S-107478	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	3231	64-L-12	13-Sep-04
S-107479	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	5475	64-L-05 & 64-L-12	13-Sep-04
S-107480	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	5823	64-L-05 & 64-L-12	13-Sep-04
S-108049	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	LE DREW LAKE AREA.	2420	64-L-12	28-Feb-05

United Carina	Page 1	Page 1 of 1

Entourage Mining Ltd.
Suite 614
475 Howe Street
Vancouver, BC, Canada
V6C-2B3

Re: Notice to Waive Condition Precedent

Attn: Gregory F. Kennedy

Dear Mr. Kennedy,

Further to your conversation with our office regarding a waiver of Condition Precedent 5.3 of the Mineral Property Assignment Agreement among Entourage Mining Ltd., United Carina Resources Corp. and CMKM Diamonds Inc., please accept this letter as confirmation that CMKM Diamonds Inc. agrees to waive the aforementioned term of the agreement.

CMKM Diamonds Inc., will allow Entourage Mining Ltd. to proceed with the terms of the assignment agreement wherein Entourage Mining Ltd. has the right to earn a fifty percent (50%) interest in certain Saskatchewan Mining Claims from United Carina as outlined in schedule “A” of the aforementioned Mineral Property Assignment Agreement with the reduced amount of $800,000 USD.

On behalf of CMKM Diamonds Inc.,

“Urban Casavant”
Urban Casavant

President
(Print name and Title)

ASSIGNMENT AGREEMENT

THIS AGREEMENT dated for reference this 20th day of October, 2005.

BETWEEN:
ENTOURAGE MINING LTD., a corporation incorporated under the laws of the Province of British Columbia and having an office at Suite 614 – 475 Howe Street in the City of Vancouver, British Columbia, Canada V6C 2B3

("Entourage")

AND:	CMKM DIAMONDS, INC., a corporation having an office at 4760 South Pecos Road, Suite 211 in the City of Las Vegas, Nevada 89121

("CMKM”)

WHEREAS:

A.

CMKM is party to an agreement (the “United Carina Agreement”) dated October 23, 2004 between itself and United Carina Resources Corp. (“United Carina”), and amendments thereto, whereby it has the right to acquire an undivided 50% right, title and interest in and to certain mineral claims known as the Hatchet Lake Property as described more particularly in Schedule “A” attached hereto.

B.

CMKM wishes to assign to Entourage, and Entourage wishes to acquire, any and all interest of CMKM in and to the United Carina Agreement in exchange for the issuance to CMKM of 15,000,000 common shares of Entourage, which shares will be distributed to the shareholders of CMKM, subject to applicable securities rules, laws and regulations.

C.	United Carina has consented, by way of its execution of other documents, to the assignment of CMKM’s interest in and to the United Carina Agreement to Entourage.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	CMKM’S REPRESENTATIONS

1.1	CMKM represents and warrants to Entourage that:

(a)

under the terms of an agreement (the “United Carina Agreement”) dated the 23rd day of October, 2004, it has the right to acquire, from United Carina Resources Corp. (“United Carina”) an interest in the Hatchet Lake Property and holds the right to explore and develop the Hatchet Lake Property, subject to applicable rules and regulations;

(b)

save and except as concerns its agreements with Entourage and with CMKM, to the best of CMKM’s knowledge, United Carina holds the Hatchet Lake Property free and clear of all liens, charges and claims of others;

(d)

the Hatchet Lake Property has been, or to the best of the knowledge of CMKM has been, duly and validly located and recorded in a good and miner-like manner pursuant to the laws of the Province of Saskatchewan and the claims are in good standing in the Province of Saskatchewan as of the date of this Agreement;

	(e)	CMKM is duly incorporated under the laws of its incorporating jurisdiction and is a valid and subsisting company in good standing under those laws;

	(f)	CMKM has the right to transfer, convey, option and assign its interest in the Hatchet Lake Property and in the United Carina Agreement to Entourage as contemplated in this Agreement;

(g)

there are no adverse claims or challenges against or to CMKM’s interest in the Hatchet Lake Property and the United Carina Agreement, save and except that CMKM is not in good standing under the terms of the United Carina Agreement, nor to the knowledge of CMKM is there any basis therefor, and to CMKM’s knowledge, there are no outstanding agreements or options to acquire or purchase the Hatchet Lake Property or any portion thereof other than the United Carina Agreement and an agreement between United Carina and Entourage executed concurrently therewith (and after amended);

(h)

CMKM has the full right, authority and capacity to enter into this Agreement without first obtaining the consent of any other person or body corporate and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of any indenture, agreement or other instrument whatsoever to which CMKM is a party or to which it is subject; and

(j)

no proceedings are pending for, and CMKM is unaware of any basis for, the institution of any proceedings which could lead to the placing of CMKM in bankruptcy or insolvency, or in any position similar to bankruptcy, such that any person could claim an interest in and to the Hatchet Lake Property from Entourage notwithstanding that Entourage is at arm’s length with CMKM and is entering into this Agreement for good and valuable consideration.

1.2

The representations and warranties of CMKM set out in paragraph 1.1 above form a part of this Agreement and are conditions upon which Entourage has relied in entering into this Agreement and shall survive the acquisition of any interest in the Hatchet Lake Property by Entourage.

1.3

CMKM will indemnify Entourage from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by CMKM and contained in this Agreement including, without limiting the generality of the foregoing, against any and all loss, damage, costs, actions and suits which may be brought as a result of any shareholder actions on the part of CMKM’s shareholders. In lieu of any monetary indemnification, Entourage may claim from CMKM indemnification in the form of repayment, sale or transfer to it of some or all of the Shares (as that term is defined in section 4.1 below).

1.4	The Hatchet Lake Property is not, to the best of CMKM’s knowledge, subject to any NSR or other royalty claims on the part of United Carina or any other party.

2.	ENTOURAGE'S REPRESENTATIONS

2.1

Entourage warrants and represents to CMKM that it is a body corporate, duly incorporated under the laws of the Province of British Columbia with full power and absolute capacity to enter into this Agreement and that the terms of this Agreement have been or will be authorized by all necessary corporate acts and deeds in order to give effect to the terms hereof.

3.	ASSIGNMENT OF OPTION

3.1

CMKM hereby assigns to Entourage its sole and exclusive beneficial right and option (the "Option") to acquire a 50% undivided registered beneficial right, title and interest in and to the Hatchet Lake Property which Option is granted under the terms of the United Carina Agreement.

4.	ASSIGNMENT PRICE

4.1	Entourage shall pay for the assignment of the Option by issuing a total of 15,000,000 common shares (the “Shares”) of Entourage to a trustee (the “Trustee”) appointed by CMKM.

4.2

CMKM agrees to make any and all reasonable efforts to distribute the Shares to its shareholders (the “CMKM Shareholders”) pro rata to the CMKM Shareholders in accordance with applicable securities laws, rules and regulations and shall, in furtherance of this distribution, forthwith appoint the Trustee of the Shares to distribute the Shares.

4.3

CMKM agrees that it will bear all of the costs of the distribution of the Shares to the CMKM Shareholders including, without limiting the generality of the foregoing, the appointment of the Trustee and the Trustee’s remuneration.

4.4	Entourage agrees that it will, subject to section 4.3 above, make any and all reasonable efforts to facilitate the Trustee’s distribution of the Shares to the CMKM Shareholders.

4.5	CMKM agrees that it will abstain from using the voting rights attaching to the Shares until such time as it has distributed the Shares to the CMKM Shareholders under section 4.2 above.

4.6	CMKM agrees that any Trustee it appoints will not be appointed unless the Trustee first agrees to the terms of section 4.5 above.

4.7

In the event that a court of competent jurisdiction appoints a trustee other than the Trustee, the rights to vote the Shares shall be exercised, for a period of five (5) years, by the President of Entourage and CMKM or its Trustee agree to appoint the President of Entourage as its or their proxy holder at any meeting of shareholders of Entourage.

5.	CONDITION PRECEDENT

5.1

This Agreement is expressly subject to the consent of United Carina to its terms and is further subject to the execution of an agreement (the “New Agreement”), between United Carina and Entourage, which replaces and supersedes the United Carina Agreement.

5.2

This Agreement is expressly subject to United Carina obtaining any regulatory approval it requires for the New Agreement including, without limiting the generality of the foregoing, its acceptance for filing with the TSX-Venture Exchange.

5.3

The obligations of Entourage herein are expressly subject to Entourage securing, on or before October 28, 2005, a minimum of US$1,050,000 in equity financing with which to finance its working capital and other obligations, including its obligations under sections 1.1(a) and (b) of the New Agreement.

6.	RIGHT TO ABANDON PROPERTY INTERESTS

6.1	Nothing in this Agreement shall require Entourage to continue work or payments to United Carina under the terms of either the United Carina Agreement or the New Agreement.

7.	FURTHER ASSURANCES

7.1

The parties hereto agree to do or cause to be done all acts or things reasonably necessary to implement and carry into effect the provisions and intent of this Agreement including, without limiting the generality of the foregoing, obtaining consent resolutions, or minutes, of their respective boards of directors consenting and approving of this Agreement.

8.	FORCE MAJEURE

8.1	If either of the parties hereto is prevented from or delayed in complying with any provisions of this Agreement by reasons of strikes, labour disputes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond their control, the time limited for the performance of various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay, and they, insofar as is possible, shall promptly give written notice the other party of the particulars of the reasons for any prevention or delay under this paragraph, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice as soon as such cause ceases to exist.

9.	ENTIRE AGREEMENT

9.1

This Agreement constitutes the entire agreement to date between the parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the parties hereto with respect to the subject matter of this Agreement.

9.2	This Agreement does not purport to supersede the New Agreement between United Carina and Entourage.

10.	NOTICE

10.1

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, or if mailed by registered mail, in the case of either addressed to them as follows:

Entourage Mining Ltd.
Suite 614 – 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3

Fax: (604) 669-4368

and in the case of CMKM addressed as follows:

CMKM Diamonds, Inc.
4760 South Pecos Road, Suite 211
Las Vegas, Nevada 89121

Fax: ______________________

and any notice given shall be deemed to have been given, if delivered, when delivered, or if mailed by registered mail, on the fourth business day after the date of mailing thereof.

10.2	Either party hereto may from time to time by notice in writing change its address for the purpose of this paragraph.

11.	TIME OF ESSENCE

11.1	Time shall be of the essence of this Agreement.

12.	CURRENCY

12.1	All funds referred to under the terms of this Agreement shall be funds designated in the lawful currency of the United States of America.

13.	APPLICABLE LAW

13.1

Except as applies to the mineral claims laws of the Province of Saskatchewan, this Agreement shall be governed by the laws of the Province of British Columbia and the parties hereto agree to attorn to the courts thereof.

13.2

It is an express condition of this Agreement that any dispute of its terms be brought in the courts of the Province of British Columbia. In the event that any court outside of the Province of British Columbia attempts to assert jurisdiction over the terms of this Agreement, this Agreement shall be terminated, save and except as to section 16, and the Shares, if they have not already been distributed to the CMKM Shareholders, shall be returned to the treasury of Entourage.

14.	ARBITRATION

14.1

In the event of a dispute between the parties regarding any provision of this Agreement, the parties hereto agree to submit the dispute to binding arbitration under the terms of the Commercial Arbitration Act of the revised statutes of the Province of British Columbia [R.S.B.C. 1996 Chapter 55] or its successor.

15.	ENUREMENT

15.1	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

16.	ACKNOWLEDGEMENT

16.1

CMKM and Entourage acknowledge that CMKM is in default of the United Carina Agreement and further confirms that, at any time, United Carina has the right, and may, terminate the United Carina Agreement without compensation to CMKM.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

ENTOURAGE MINING LTD.	CMKM DIAMONDS, INC.

Per: “Gregory F. Kennedy”	Per: “Urban Casavant”
Authorized Signatory	Authorized Signatory

SCHEDULE "A"

THE HATCHET LAKE PROPERTY

UNITEDCARINA
Disp_Num	Status	Owner	Location	Size/Hectares	NTS Area	Effective Date
S-107478	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	3231	64-L-12	13-Sep-04
S-107479	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	5475	64-L-05 & 64-L-12	13-Sep-04
S-107480	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	HATCHET LAKE AREA.	5823	64-L-05 & 64-L-12	13-Sep-04
S-108049	ACTIVE	UNITED CARINA RESOURCES CORP. 100%	LE DREW LAKE AREA.	2420	64-L-12	28-Feb-05

United Carina	Page 1	Page 1 of 1

Entourage Mining Ltd.
Suite 614
475 Howe Street
Vancouver, BC, Canada
V6C-2B3

Re: Notice to Waive Condition Precedent

Attn: Gregory F. Kennedy

Dear Mr. Kennedy,

Further to your conversation with our office regarding a waiver of Condition Precedent 5.3 of the Mineral Property Assignment Agreement among Entourage Mining Ltd., United Carina Resources Corp. and CMKM Diamonds Inc., please accept this letter as confirmation that CMKM Diamonds Inc. agrees to waive the aforementioned term of the agreement.

CMKM Diamonds Inc., will allow Entourage Mining Ltd. to proceed with the terms of the assignment agreement wherein Entourage Mining Ltd. has the right to earn a fifty percent (50%) interest in certain Saskatchewan Mining Claims from United Carina as outlined in schedule “A” of the aforementioned Mineral Property Assignment Agreement with the reduced amount of $800,000 USD.

On behalf of CMKM Diamonds Inc.,

“Urban Casavant”
Urban Casavant

“President”
(Print name and Title)